September 6, 2005





Mr. Howard M. Crosby
President
Cadence Resources Corporation
6 East Rose Street
Walla Walla, Washington 99362


	Re:	Cadence Resources Corporation
		Registration Statement on Form S-4/A-1
Filed August 23, 2005
      File No. 333-124904


Dear Mr. Crosby:

      We have limited our review of your filing to those issues we have addressed in our comments list below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4/A-1 Filed on August 23, 2005

Engineering Comments

Supplemental Oil and Gas Information, page F-74

Oil and Natural Gas Reserves and Related Financial Data, page F-74

1. It appears that the proved developed reserves for Aurora need to be revised due to decimal error from 12,519,800 MMcf in 2004 and 3,052,261 MMcf in 2003 to 12,520 MMcf and 3,052 MMcf respectively.

2. We note that Aurora claims proved developed reserves on 12,250
MMcf
while only having production volumes of 151 MMcf in 2004. This is a reserve/production ration (R/P) of almost 83 years which does not appear to be reasonable. Even when including 2005 production data, this ratio is greater than 32 years. Please revise or provide us with support for those levels or reseves.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact James Murphy, Petroleum Engineer at (202)
551-
3703 with questions about engineering matters.   Please contact
Jason
Wynn at (202)551-3756 or me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director





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Mr. Howard M. Crosby
Cadence Resources Corporation
September 6, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05